March 26, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Ameen Hamady

Re:    The Chemours Company

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 14, 2020

File No. 001-36794

Dear Mr. Hamady:

On behalf of The Chemours Company (the “Company” or “Chemours”), this letter responds to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) contained in the letter dated March 13, 2020 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, file no. 001-36794, filed on February 14, 2020 (the “Form 10-K”). Capitalized terms used and otherwise not defined have the meanings assigned to such terms in the Form 10-K or its exhibits, as applicable.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below, followed by the Company’s response to the comment. References in this letter to the page numbers and section headings refer to the page numbers and section headings of the Form 10-K.

Form 10-K for the year ended December 31, 2019

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1. We note your disclosure that you also license the right to access certain trademarks to customers and that under such arrangements, you may receive a royalty payment for a trademark license that is entered into on a standalone basis or incorporated into an overall product arrangement. We further note that in instances that no consideration is specified for the use of your trademark, the entire transaction price is recognized in connection with the transfer of control of the product. Please tell us and further expand your disclosures to highlight the following:

•

The typical terms of your arrangements that include the sale of a license for the right to access your trademarks. Please highlight whether such arrangements include additional consideration in addition to the sales and royalties you may receive;

•	Whether you view the sale of the license for the right to access the trademarks as distinct and its own performance obligation when included in a contract for a sale of product. See ASC 606-10-55-55;
•

Whether you are recognizing revenue related to the sale of such licenses over time, and if you have determined that such licenses are not considered their own performance obligations, how you considered the guidance in ASC 606-10-55-57 for recognizing revenue for the combined unit;

Finally, please clarify the amount of revenue you have recognized in net sales as it relates to arrangements that include sales of such licenses for each of the periods presented.

Mr. Ameen Hamady Securities and Exchange Commission March 26, 2020 Page 2

We acknowledge the Staff’s comment and further clarify that, under Accounting Standards Codification (“ASC”) Topic 606, the Company’s revenue from trademark licenses with customers amounted to $4 million and $4 million for the years ended December 31, 2019 and 2018, respectively. Such amounts comprised less than 0.1% of the Company’s net sales for each of the respective years. Effective January 1, 2018, the Company adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, as well as the subsequent clarifying updates in connection with the standard as issued by the Financial Accounting Standards Board (collectively, “Topic 606”) utilizing a practical expedient allowed under the modified retrospective transition method. Prior to the Company’s adoption of Topic 606, $2 million of trademark license income from customers was included as a component of the “Other income (expense), net” line item in the Consolidated Statements of Operations for the year ended December 31, 2017. This amount would have comprised less than 0.1% of the Company’s net sales for the year ended December 31, 2017.

The extent of the Company’s existing disclosures related to trademark license revenues were made with a view to the level of immateriality of trademark license revenue/income relative to the Company’s overall financial results.

Chemours generates trademark license revenue from its arrangements with customers as defined by Topic 606, which involve licensing a Chemours brand in an arrangement that may be royalty or non-royalty bearing with a Chemours customer who purchases tangible products.  Such arrangements are generally executed as a standalone license agreement based on an existing Chemours product sales relationship.  These license agreements can be negotiated separately from or contemporaneously with the formation of product sales arrangements with that customer.  Royalties received from trademark license arrangements typically vary based on sales and may be received over a fixed period of time or in perpetuity.  Amounts may vary based upon the specific brand licensed, the product’s standard use, the applicable geographical region, and the customer’s attributes; however, royalties earned under trademark license agreements with customers are individually and collectively immaterial to the Company’s net sales, and no additional consideration outside of product sales and royalty payments is received.

The Company enters into trademark license agreements with its customers, as well as other third-party licensees that utilize a Chemours brand for marketing purposes.  Such third-party licensees are typically customers of Chemours’ customers, comprised of retailers who do not purchase tangible products directly from Chemours. Prior to the Company’s adoption of Topic 606, royalties earned from trademark license agreements with both customers and other third-party licensees were reported as a component of the “Other income (expense), net” line item in the Company’s Consolidated Statements of Operations, as the license of trademarks had not been viewed as part of Chemours’ major or central ongoing operations under ASC Topic 605.  However, with the adoption of Topic 606, which introduced explicit guidance related to licensing arrangements, we further considered whether certain license arrangements represented contracts with a customer and would therefore be within the scope of Topic 606.  Based upon our assessment, we concluded that the Company’s ordinary business activities relate to selling performance chemicals rather than trademark licensing arrangements, exclusive of product sales. Accordingly, we do not consider the aforementioned third-party licensees to have met the definition of a customer as set forth by ASC 606-10-20, and as such, royalties earned from these trademark license agreements are considered to be outside the scope of Topic 606.  Royalties from such arrangements represent an individually and collectively immaterial income stream for the Company, and we continue to recognize such amounts as a component of the “Other income (expense), net” line item in the Company’s Consolidated Statements of Operations.  However, pursuant to Topic 606, when license income relates directly to the sale of a product (i.e., license for a customer to use the brand associated with the product), that license is a contract with a customer, and the associated royalties are reported as a component of “Net sales” in the Company’s Consolidated Statements of Operations.

As a first step in identifying performance obligations in contracts with customers, Topic 606 requires the Company to identify, at contract inception, the promised goods and services in the contract.  Such promised goods and services can be explicitly stated in the contract or can be implied by a company’s customary business practices.  We consider the trademark license granted to a customer to be a promise in a contract. Under ASC 606-10-55-55, when a contract with a customer includes a promise to grant a license in addition to other promised goods or services, an entity applies paragraphs 606-10-25-14 through 25-22 to identify each of the performance obligations in the contract.

Mr. Ameen Hamady Securities and Exchange Commission March 26, 2020 Page 3

We considered the guidance as set forth in ASC 606-10-25-19 through 25-21 in determination of whether such a promise should be considered a distinct and separate performance obligation when compared to the promise to transfer goods under the associated product sales.  More specifically, in consideration of the factors indicating non-separately identifiable promises as outlined in ASC 606-10-25-21(c), where a trademark license agreement is entered into separately or incorporated into an overall product sales arrangement, whether royalty-bearing or not, the license of the trademark is made based on the product sale relationship and is highly interrelated to product sales. From the customer’s perspective, the trademark has no use or value without purchases of the product, and the ability to utilize the trademark improves the ability to sell the final product to an end customer. While the license is not integral to the functionality of the good (i.e., underlying product), the license can only provide benefit in conjunction with the related product. From Chemours’ perspective, receipt of royalties on the trademark license is wholly dependent on continuing product sales to the customer. Therefore, we consider the trademark licenses not to be distinct within the context of the contract. ASC 606-10-55-56 states that if a promise to grant a license is not distinct from other promised goods or services in the contract, an entity should account for the promise to grant a license and those other promised goods or services together as a single performance obligation.

Under Topic 606, the Company’s trademark licenses meet the definition of Symbolic Intellectual Property, and the Company performs ongoing activities (e.g., marketing) to support and maintain this intellectual property.  Revenue from Symbolic Intellectual Property is typically recognized over the license period; however, given that the Company’s trademark license revenues are not representative of a distinct performance obligation, these revenues are recognized as a bundle of the license and the products sold.  When applying ASC 606-10-55-57 in such instances requiring revenue recognition for a combined unit, management judgment is required in assessing the nature of the promise and the overall significance of the license to the product in the bundled arrangement.  We concluded that trademark licenses are incidental to the product/trademark license bundle.  Therefore, where a sales-based royalty is included in the transaction price, and given the inherent difficulty in estimating variable consideration as prescribed by ASC 606-10-32-5, the Company applies the exception outlined in ASC 606-10-55-65 in recognizing variable sales-based royalties as the subsequent sale of the customer’s product occurs.

For disclosure purposes, we considered whether disaggregation of revenue between product sales and the customer’s right to access trademark licenses would be a meaningful disclosure. We concluded that, based on the immateriality of the trademark license revenue stream, as well as the fact that the license is considered incidental to the product/trademark license bundle, this is not a distinction that is utilized to evaluate financial performance or make resource allocation decisions. Therefore, such disaggregation was not considered necessary for our financial statement disclosures.

* * * * *

Please contact the undersigned at (302) 773-0465 or Matthew Abbott, Vice President, Chief Accounting Officer and Controller, at (302) 773-3937 should you require further information or have any questions.

Very truly yours,

/s/ Sameer Ralhan
Sameer Ralhan
Senior Vice President,
Chief Financial Officer and Treasurer

cc:    David C. Shelton, Senior Vice President, General Counsel and Corporate Secretary, The Chemours Company

David M. Lynn, Esq., Morrison & Foerster LLP

Robert Klemm, Partner, PricewaterhouseCoopers LLP